August 10, 2016
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:	Maxwell Technologies, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-3 filed under form type S-3/A (File No. 333-196495)
Ladies and Gentleman:
On behalf of Maxwell Technologies, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 4, 2016, the Company erroneously filed with the SEC via EDGAR Post-Effective Amendment No. 1 to Form S-3 (File No. 333-196495) under form type S-3/A (accession number 0000319815-16-000150), rather than under form type POS AM as was intended. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests that the SEC withdraw such S-3/A filing. The Company refiled Post-Effective Amendment No. 1 to Form S-3 under form type POS AM on August 10, 2016.
Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (858) 436-8020 or Alicia Tschirhart at (858) 436-8037.

Very truly yours,
/s/ Jeffrey P. Higgins
Jeffrey P. Higgins, Esq.